UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 13, 2024
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Effective November 8, 2024, Arrived Homes 4, LLC, a Delaware series limited liability company (the “Company”), entered into a Transfer Agency and Registrar Services Agreement (the “Agreement”) with Arrived Transfer Agent, LLC, a Delaware limited liability company and an affiliate of the Company (the “Transfer Agent”).  The Transfer Agent is registered with the U.S. Securities and Exchange Commission as a transfer agent pursuant to Section 17A of the Securities Exchange Act of 1934, as amended.  Pursuant to the Agreement, the Transfer Agent performs and will continue to perform transfer agent functions for the Company with respect to the series interests of the Company issued pursuant to Tier 2 of Regulation A.  In connection with its execution of the Agreement, the Company has terminated its Transfer Agency and Registrar Services Agreement with Colonial Stock Transfer Company, Inc., which previously performed transfer agent functions with respect to the Company’s securities issued under Tier 2 of Regulation A.
The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 6.1.
Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Index to Exhibits
Exhibit No.	Exhibit Title
6.1	Transfer Agent Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 13, 2024.

ARRIVED HOMES 4, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer